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Exhibit 99.3

iolon contacts:	Bookham contact:
Rachel Kim/Andy Oliver LEWIS P.R. Inc. Tel: 619 516 2559 Fax: 619 516 3282 Email: rachelk/andyo@lewispr.com	Sharon Ostaszewska Bookham Technology plc Tel: +44 1235 837612 Fax: +44 1235 837210 Email: Sharon.ostaszewska@bookham.com iolon, Intel, Bookham and Santur
Establish Tunable Laser Multi-Source Agreement

Industry leaders form coalition to set framework for tunable laser deployment

FREMONT, SANTA CLARA, SAN JOSE, CA; OXFORDSHIRE, UK—Feb 27, 2003—iolon Inc., Intel Corporation, Bookham Technology and Santur Corporation have joined forces to form a Multi-Source Agreement (MSA) for tunable lasers. The MSA is based on the Optical Internetworking Forum's (OIF) tunable laser implementation agreement (IA) that was published in November, 2002. The OIF IA is supported by more than 20 companies, including system vendors, component manufacturers and chip vendors.

        The MSA gives system vendors increased flexibility by enabling them to source components from more than one tunable laser manufacturer. It also allows companies to streamline product designs by setting standards for functionality, size and optical performance, resulting in faster time to market for tunable laser products and solutions.

        "The OIF implementation agreement was an industry milestone in terms of uniting companies involved in different parts of tunable device development, from chip manufacturers to system vendors," said Saeid Aramideh, Vice President of Product Management at iolon Inc. "This MSA takes the implementation agreement to the next level. It moves the entire industry one step forward towards fully compatible tunable laser modules, and ultimately tunable integrated assemblies and tunable transponders."

        "The formation of this MSA signifies a major shift toward uniting the entire industry around advancing the OIF implementation agreement," said Gary Wiseman, director of marketing, Optical Platforms Division, Intel Corp. "This benefits both the companies working on tunable laser technology, but also the carriers and equipment OEMs who will implement DWDM solutions in the near future."

        "We support the advancement of tunable laser technology in the market and see this Multi-Source Agreement as an important step towards achieving wide acceptance of tunability by customers." said Steve Turley, Chief Commercial Officer for Bookham. "The MSA builds on the OIF implementation agreement and will lead the way for integrated tunable laser component developments in the future."

        "Our MSA coalition builds on the foundation that was set by the OIF implementation agreement late last year. It gives system vendors the capability to work with various sources, which will help drive the implementation of next-generation tunable networks," said Bardia Pezeshki, Chief Technology Officer at Santur Corporation.

        Technical specifications and a full list of all companies participating in the MSA can be viewed at www.TunableLaserMSA.com.

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About iolon, Inc.

        Headquartered in San Jose, California, iolon delivers high performance, tunable optical devices for intelligent optical networks. The company has introduced the award-winning Apollo™ line of high-powered, widely tunable lasers available in 10mW and 20mW output power in both the C- and L-Bands. iolon's Apollo™ lasers provide industry-leading performance, reliability, and flexibility, powering intelligent optical networks. Based on patented MEMS (micro electro mechanical systems), micro-optics and advanced servo control technologies, iolon's platform technology is extensible to future tunable product lines, including tunable filters, optical switches, polarization controllers and universal transponders. Investors in the company include Kleiner Perkins Caufield & Byers, Boston Millennia Partners, Seagate Technology and Corning.

        For further product information, contact Lori Sullivan at 1870 Lundy Avenue, San Jose, CA 95131; call 408-952-5000; fax 408-952-5080; or visit www.iolon.com.

About Intel

        Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Bookham Technology

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules, and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality. The company's components and subsystems are used in access, metropolitan and long-haul networks. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy, China and Japan, and employs approximately 2000 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham and ASOC are registered trademarks of Bookham Technology plc

About Santur Corporation

        Headquartered in Fremont, California, Santur Corporation is a vertically integrated manufacturer of high-performance tunable lasers for metro and long-haul WDM systems. The company's patented DFB-array technology enables the fabrication of broadly tunable sources at the same performance and costs as fixed wavelength sources. Santur's products have set a new standard in the industry with their unique combination of high-power achieved without the use of a semiconductor optical amplifier (SOA), wide tunability with no possibility of mode hops, stability in harsh environments, and low cost. For more information, visit www.santurcorp.com, call 1-(866)-TUNABLE, or e-mail marketing@santurcorp.com.

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  Exhibit 99.3
iolon, Intel, Bookham and Santur Establish Tunable Laser Multi-Source Agreement